Exhibit 99.4

SOLARBANK CORPORATION

Unaudited Pro Forma Consolidated Financial Statements

(Expressed in Canadian Dollars)

SOLARBANK CORPORATION

Unaudited Pro Forma Consolidated Statements of Financial Position

As at March 31, 2024

(Expressed in Canadian dollars)

	Notes	Solar Bank Corp	Solar Flow-Through Funds Ltd	Pro Forma Adjustments	Unaudited Pro Forma Consolidated

Assets
Current assets:
Cash		$6,091,112	$12,648,841	-	18,739,953
Short-term investment		2,720,000	-	-	2,720,000
Trade and other receivables	5(c)	3,451,994	4,347,948	(196,967)	7,602,975
Unbilled revenue	5(c)	539,008	-	(472,713)	66,295
Prepaid expenses and deposits		2,003,586	197,560	-	2,201,146
Inventory		2,775,146	-	-	2,775,146
		17,580,846	17,194,349	(669,680)	34,105,515
Non-current assets
Property, plant and equipment		2,293,167	51,704,291	-	53,997,458
Right-of-use assets		860,152	-	-	860,152
Development asset		7,881,168	-	-	7,881,168
Derivative asset		-	1,771,479	-	1,771,479
Intangible asset	4	-	34,801,123	(34,801,123)	-
Goodwill	4	5,689,227	37,339,528	(37,339,528)
	4			81,383,626	87,072,853
Other assets		-	821,345	-	821,345
Investment	5(a)	5,152,023	-	(5,152,023)	-
		21,875,737	126,437,766	4,090,952	152,404,455
Total assets		$39,456,583	$143,632,115	3,421,272	186,509,970
Liabilities and Shareholder’s equity
Current liabilities:
Trade and other payables	5(c)	$5.954.513	$12,697,583	(4,933,666)	13,718,430
Unearned revenue		1,672,548	-	-	1,672,548
Current portion of long-term debt		303,882	3,939,342	-	4,243,224
Loan payables		42,816	-	-	42,816
Tax payable		10,983	-	-	10,983
Current portion of lease liability		119,797	585,057	-	704,854
Current portion of tax equity		79,603	-	-	79,603
Non-current liabilities:		8,184,142	17,221,982	(4,933,666)	20,472,458
Long-term debt		2,819,904	47,637,848	-	50,457,752
Deferred tax liabilities		-	14,136,253	-	14,136,253
Lease liability		793,342	6,837,308	-	7,630,650
Due to related parties		-	1,434,373	-	1,434,373
Tax equity		316,732	-	-	316,732
		3,929,978	70,045,782	-	73,975,760
Total liabilities		$12,114,120	$82,531,065	(4,933,666)	94,448,218
Shareholders’ equity:
Share capital	5(b)	8,984,448	43,632,156	(43,632,156)
	5(a)			(7,924,214)
	3			49,458,050
	5(c)			4,736,699	55,254,983
Contributed surplus		3,760,431	-	-	3,760,431
Accumulated other comprehensive income		(42,009)	-	-	(42,009)
Retained earnings (deficit)	5(b)	12,247,821	(3,417,081)	3,417,081
	5(a)			2,772,191
	5(c)			(472,713)	14,547,299
Equity attributable to shareholders of the company		24,950,691	40,215,075	8,354,938	73,520,704
Non-controlling interest		2,391,772	16,149,276	-	18,541,048
Total equity		27,342,463	61,101,056	8,354,938	92,061,752
Total liabilities and shareholders’ equity		$39,456,583	$143,632,115	3,421,272	186,509,970

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SOLARBANK CORPORATION

Unaudited Pro Forma Consolidated Statements of Income and Comprehensive Income

For the nine months ended March 31, 2024

(Expressed in Canadian dollars)

	Notes	Solar Bank Corp	Solar Flow-Through Funds Ltd	Pro Forma Adjustments	Unaudited Pro Forma Consolidated
Revenue	5(c)	50,400,013	5,619,178	(8,373,170)	47,646,021
Cost of goods sold	5(c)	(40,130,961)	(2,151,510)	7,746,191	(34,536,280)
Gross profit		10,269,052	3,467,668	(626,979)	13,109,741
Total operating, general and administrative expenses	5(c)	(8,125,069)	(11,351,316)	(416,268)	(19,892,653)
Operating income		2,143,983	(7,883,648)	(1,043,247)	(6,782,912)
Other income	5(c)	4,129,380	5,903,140	168,900	10,201,420
Net income before taxes		$6,273,363	$(1,980,508)	$(874,347)	3,418,508
Income tax refund (expense)		(750,661)	1,681,027	-	930,366
Net income (loss)		$5,522,702	$(299,481)	$(874,347)	$4,348,874
Current translation adjustments, net of tax of $nil		74,750	-	-	74,750
Net income and comprehensive income		$5,597,452	$(299,481)	$(874,347)	$4,423,624

Earning per share
Basic		0.20	(0.03)		0.14
Diluted		0.15	(0.03)		0.11
Weighted average number of common shares outstanding
Basic		26,993,260	11,052,599	(7,476,961)	30,568,898
Diluted		37,247,965	11,052,599	(7,476,961)	40,823,603

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SOLARBANK CORPORATION

Unaudited Pro Forma Consolidated Statements of Income and Comprehensive Income

For the year ended June 30, 2023

(Expressed in Canadian dollars)

	Notes	Solar Bank Corp	Solar Flow-Through Funds Ltd	Pro Forma Adjustments	Unaudited Pro Forma Consolidated
Revenue	5(c)	18,397,509	9,391,287	(837,471)	26,951,325
Cost of goods sold	5(c)	(13,860,309)	(2,142,821)	216,911	(15,786,219)
Gross profit		4,537,200	7,248,466	(620,560)	11,165,106
Total operating, general and administrative expenses	5(c)	(7,213,337)	(6,407,479)	416,268	(13,204,548)
Operating income		(2,676,137)	840,987	(204,292)	(2,039,442)
Other income		5,869,297	16,780,530	-	22,649,827
Net income before taxes		$3,193,160	$17,621,517	$(204,292)	20,610,385
Income tax refund (expense)		(951,174)	(6,757,439)	-	(7,708,613)
Net income (loss)		$2,241,986	$10,864,078	$(204,292)	$12,901,772
Current translation adjustments, net of tax of $nil		(200,824)	-	-	(200,824)
Net income and comprehensive income		$2,041,162	$10,864,078	$(204,292)	$12,700,948

Earning per share
Basic		0.11	1.09		0.55
Diluted		0.06	1.09		0.31
Weighted average number of common shares outstanding
Basic		19,575,479	10,000,000	(6,169,034)	23,406,445
Diluted		37,233,190	10,000,000	(6,169,034)	41,064,156

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SOLARBANK CORPORATION

1.	Acquisition of Solar Flow-Through Funds Ltd.

SolarBank Corporation (“SUNN”) was formed under the laws of the province of Ontario on September 23, 2013. SUNN is engaged in the development and operation of solar photovoltaic power generation projects in the province of Ontario and New York state. On March 19, 2024, SUNN entered into a definitive agreement with Solar Flow-Through Funds Ltd. (“SFF”), to acquire all of the issued and outstanding common shares of SFF through a plan of arrangement for aggregate consideration of up to $41.8 million in an all stock deal (the “SFF Transaction”). The SFF Transaction values SFF at up to $45 million but the consideration payable excludes the common shares of SFF currently held by SUNN.

Under the terms of the SFF Transaction, SUNN has agreed to issue up to 5,859,567 common shares of SUNN (“SolarBank Shares”) for an aggregate purchase price of up to $41.8 million, representing $4.50 per SFF common share acquired. The number of SolarBank Shares was determined using a 90 trading day volume weighted average trading price as of the date of the agreement which is equal to $7.14 (the “Agreement Date VWAP”). The SFF Transaction represents a 7% premium to a valuation report prepared by Evans & Evans, Inc. on SFF and its assets.

The consideration for the SFF Transaction consists of an upfront payment of approximately 3,575,638 SolarBank Shares and a contingent payment representing up to an additional 2,283,929 SolarBank Shares that will be issued in the form of contingent value rights (“CVRs”). The SolarBank Shares underlying the CVRs will be issued once the final contract pricing terms have been determined between SFF, the Ontario Independent Electricity System Operator and the major suppliers for the SFF battery energy storage projects (“BESS”) portfolio and the binding terms of the debt financing for the BESS portfolio have been agreed (the “CVR Conditions”). On satisfaction of the CVR Conditions, Evans & Evans, Inc. shall revalue the BESS portfolio and SUNN shall then issue SolarBank Shares having an aggregate value that is equal to the lesser of (i) $16.31 million and (ii) the final valuation of the BESS portfolio determined by Evans & Evans, Inc. plus the sale proceeds of any portion of the BESS portfolio that may be sold, in either case divided by the Agreement Date VWAP. The maximum number of additional shares that may be issued for the CVRs will be 2,283,929 SolarBank Shares.

2.	Basis of Presentation

The accompanying unaudited pro forma consolidated financial statements (the “Pro Forma Consolidated Financial Statements”) of SUNN have been prepared from information derived from, and should be read in conjunction with, the following:

●	The audited annual consolidated financial statements of SUNN, together with the notes thereto, as at and for the year ended June 30, 2023 as filed on SEDAR;

●	The unaudited interim consolidated financial statements of SUNN, together with the notes thereto, as at and for the three and nine-month periods ended March 31, 2024 and 2023 as filed on SEDAR;

●	The audited annual combined financial statements of Solar Flow-through Limited Partnership, together with the notes thereto, as at and for the year ended December 31, 2022;

●	The audited combined consolidated financial statements of SFF, together with the notes thereto, as at and for the period of January 1, 2023 to October 23, 2023;

●	The audited consolidated statement of financial position of SFF as at December 31, 2023 and the consolidated statements of loss and comprehensive income, changes in shareholders’ equity and cash flows for the period from the date of inception on August 11, 2023 to December 31, 2023, and notes to the consolidated financial statements, including material accounting policy information and other explanatory information; and

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SOLARBANK CORPORATION

●	The unaudited interim consolidated financial statements of SFF as at and for the three-month period ended March 31, 2024.

The Pro Forma Consolidated Financial Statements are based on SUNN’s historical consolidated financial statements as well as SFF’s historical consolidated financial statements, as adjusted to give effect to the SFF Transaction.

The accompanying unaudited pro forma consolidated statement of financial position as at March 31, 2024 has been prepared as if the acquisition of SFF has occurred on March 31, 2024. The unaudited pro forma consolidated statements for income and loss for the year ended June 30, 2023, and nine-month period ended March 31, 2024, have been prepared to give effect to the acquisition of SFF as if it had occurred on July 1, 2022.

The historical consolidated financial information of SUNN and SFF are presented in accordance with the International Financial Reporting Standards (“IFRS”) and therefore, there were no significant adjustments to SFF’s consolidated financial statements to conform to SUNN’s accounting framework. The assumptions and estimates underlying the adjustments to the Pro Forma Consolidated Financial Statements are described in the accompanying notes, which should be read together with the Pro Forma Consolidated Financial Statements. These Pro Forma Consolidated Financial Statements have been prepared by management of SUNN in accordance with IFRS on a consistent basis with those disclosed in Note 2 of SUNN’s consolidated financial statements as at and for the year ended June 30, 2023 and Note 2 to SUNN’s interim consolidated financial statements as at and for the three and nine-month periods ended March 31, 2024.

In preparing the Pro Forma Consolidated Financial Statements, management reviewed SFF’s accounting policies and financial statement presentation to identify any differences between SUNN’s and SFF’s IFRS accounting policies and financial statement presentation. Certain historical balances have been reclassified to conform to SUNN’s financial statement presentation and for the purposes of the pro forma presentation. Additional accounting policy and financial statement presentation differences may be identified after the filing of this document as more information is obtained by SUNN, and therefore these adjustments are subject to change.

It is management’s opinion that the Pro Forma Consolidated Financial Statements have been prepared within acceptable limits of materiality, using accounting policies consistent with IFRS appropriate in the circumstances. The Pro Forma Consolidated Financial Statements are not intended to reflect the consolidated financial position and consolidated financial performance of the companies which would have actually resulted had the SFF Transaction been affected on the dates indicated. Actual amounts recorded upon consummation of the SFF Transaction will differ from those recorded in the Pro Forma Consolidated Financial Statements and the differences may be material. Management has not made any fair value adjustment allocation to the value of the acquired assets and liabilities on the balance sheet of SFF due to the uncertainty with respect to the measurement of amounts at this time.

3.	Fair Value of Consideration Transferred

The following is an estimate of the number of SUNN common shares that are to be issued in exchange for SFF common shares:

SFF shares issued and outstanding as at March 31, 2024	11,052,599
Less: SFF shares held by SUNN as at March 31, 2024	(1,755,419)
SFF common shares to be converted	9,297,180

	Fixed	CRV	Total
Conversion ratio	0.3845938	0.2456582	0.630252
SUNN shares to be issued	3,575,638	2,283,929	5,859,566

For the purpose of determine the number of SUNN shares to be issued prior to the SFF Transaction, the maximum number of additional shares issued for the CVRs of 2,283,929 SUNN shares is assumed. The final number of SUNN shares to be issued is to be determined as of the closing date of the SFF Transaction.

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SOLARBANK CORPORATION

The following is a summary of the purchase price for the SFF Transaction:

	Fixed	CRV	Total
SUNN common shares to be issued	3,575,638	2,283,929	5,859,566
Fair value of SUNN common shares	$7.10	$7.10	$7.10
Total estimated purchase price	$25,387,028	$16,215,892	$41,602,920

The fair value of SUNN’s common shares for the purpose of this exercise is based on their quoted fair market value as at March 31, 2024. The final purchase price is to be determined as of the closing date of the SFF Transaction.

4.	Preliminary Purchase Price Allocation

The following table represents the preliminary allocation of the purchase price consideration to reflect value of the assets acquired and liabilities assumed at March 31, 2024:

Assets
Current assets:
Cash	$12,648,841
Trade and other receivables	4,347,948
Prepaid expenses and deposits	197,560
17,194,349
Non-current assets
Property, plant and equipment	51,704,291
Derivative asset	1,771,479
Other assets	821,345
54,297,115
Total assets	$71,491,464
Liabilities
Current liabilities:
Trade and other payables	$12,697,583
Current portion of long-term debt	3,939,342
Current portion of lease liability	585,057
17,221,982
Non-current liabilities:
Long-term debt	47,637,848
Deferred tax liabilities	14,136,253
Lease liability	6,837,308
Due to related parties	1,434,373
70,045,782
Total Liabilities	87,267,764
Net liability assumed excluding intangible assets/goodwill	(15,776,300)
Non-controlling interest	16,149,276
Intangibles/Goodwill on acquisition(1)	81,383,626
Total SFF value	49,458,050

Consideration paid in common shares	41,602,920
Value of common shares already owned by SUNN	7,855,130
Total SFF value	49,458,050

(1)	For the purpose of the pro forma statements, this amount has been allocated to “Goodwill” on the statement of financial position. The split between “Goodwill” and “Intangible Assets” will be determined upon completion of the fair value assessment and the purchase price allocation.

The SFF Transaction is to be accounted for as a business combination using the acquisition method of accounting in accordance with IFRS 3. Under this method, the assets acquired, and liabilities assumed are to be recorded based on their fair values as of the closing date of the SFF Transaction. For the purposes of these Pro Forma Consolidated Financial Statements, SUNN has not made any fair value adjustment allocation to the value of the acquired assets and liabilities on the balance sheet of SFF given the uncertainty with respect to the measurement of fair value amounts at this time. Therefore, the difference between the purchase price and the net asset has been allocated to intangible assets and goodwill on acquisition. SUNN expects that a significant portion of the unallocated purchase price will be allocated among intangible assets and goodwill. The actual purchase accounting adjustments are to be finalized upon satisfaction of the CVR conditions and revaluation of BESS portfolio and may differ materially from the adjustment reflected in the Pro Forma Consolidated Financial Statements.

5.	Pro Forma Adjustments

a.	Reflects the SFF shares held by SUNN prior to the SFF Transaction, which is eliminated upon consolidation.

b.	Reflects the elimination of historical equity balances of SFF as at March 31, 2024.

c.	Reflects the elimination of transactions between SUNN and SFF.

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